ProShares Trust

7501 Wisconsin Avenue

Suite 1000E

Bethesda, MD 20814

January 9, 2018

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	ProShares Trust

Request for Withdrawal on Form AW

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, ProShares Trust (the “Trust”) respectfully requests that, effective as of the date first set forth above or at the earliest practicable date hereafter, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of Post-Effective Amendment 192 to the Trust’s Registration Statement on Form N-1A (File Nos. 333-89822; 811-21114) initially filed with the Commission on December 19, 2017, SEC Accession No. 0001193125-17-373736 (the “Amendment”). The Amendment relates to ProShares Bitcoin Futures Strategy ETF, ProShares Short Bitcoin Futures Strategy ETF, ProShares Bitcoin Futures/Equity Strategy ETF and ProShares Bitcoin/Blockchain Strategy ETF, each a new series of the Trust. This request for withdrawal is being made in response to a request from the Staff.

The Amendment has not yet become effective and no securities have been sold in connection with the Amendment.

Accordingly, we request that the Commission issue an order granting withdrawal of the Amendment effective as of the date first set forth above or at the earliest practicable date hereafter.

Should you have any questions regarding this matter, please contact me or, in my absence, Robert J. Borzone Jr. at (240) 497-6400.

Very truly yours,

ProShares Trust

By:	/s/ Richard F. Morris
Richard F. Morris
General Counsel and Secretary